Momentous Holdings Corp.

Suite 3, Floor 3, 148 Cambridge Heath Road

London, E1 5QJ, United Kingdom

November 25, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Katherine Wray

Re:	Momentous Holdings Corp. Registration Statement on Form S-1 Filed September 28, 2015 File No. 333-207163

Dear Katherine Wray:

I write on behalf of Momentous Holdings Corp, (the “Company”) in response to the Staff’s letter of October 23, 2015, by Katherine Wray, Attorney-Advisor, of the Office of Information Technologies and Services of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed September 28, 2015 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1. We note your disclosure on page F-9 that you do not have a bank account and “all expenses and all revenues were deposited into [a director’s] personal bank account.” Please revise your prospectus to provide more details of the banking arrangements with your director and identify of the director whose personal bank account was used by Momentous, and advise us whether a risk factor is necessary. Please clarify if this commingling of assets still occurs or when it ceased.

In response to this comment, on September 28, 2015 the Company opened a bank account, as of this date all revenues and expenses are received and paid through the Company’s bank account. Prior to September 28, 2015 the Company did not have a bank account. Up to that date James Horan paid for all expenses and all revenues were deposited into his personal bank account. The difference between the revenues and expenses to that date is shown as advances from related party. We have revised F-9 (F-7 within S1/A) to clarify this matter including the following: On September 28, 2015 the Company opened a bank account and since that date all of the Company’s revenues and expenses are received and paid such bank account. Prior to September 28, 2015 the Company did not have a bank account. One of the Company’s directors, Mr. James Horan, paid for all of the Company’s expenses and all revenues were deposited into his personal bank account. The difference between the revenues and expenses to that date is shown as advances from related party.

2. On page 21, you disclose subscription checks for this offering are made payable to “Momentous Holding Corp.” In the appropriate places, please revise to clarify whether the proceeds will be held in a corporate bank account, the location of the bank account, and who has authorization to access funds from this bank account.

In response to this comment, from September 28, 2015, the Company has a corporate bank account. The account is located in the United Kingdom and only James Horan has authorization to access the account. We have amended the registration statement to include this information on page F-7, Note 8 – Subsequent Events

3. On page 31, you indicate that you will run out of cash by August 2015 without additional capital and assuming revenues based on past performance. We note that August 2015 has already passed and it is unclear whether you are continuing to operate or whether you have ceased operations. Please clarify. Further, in light of your proposed development stage business, liquidity position, and going concern issues, please revise to clarify whether your business plans include selling your corporate shell to a private entity through a business combination or reverse merger transaction should you fail to raise sufficient funds in this offering.

In response to this comment, the Company received $10,000 in respect of the founders subscriptions on September 28, 2015. The Company has sufficient funds for approximately 3 months based on a burn rate of $3,300, from the date of this response letter that would indicate the Company would run out of cash in January 2016. The Company’s business plans do not include selling the company to a private entity through a business combination or reverse merger transaction should the Company fail to raise sufficient funds in this offering. Management believes that the Company will be able to operate for the coming year by obtaining additional loans from our directors In the future, the Company may be required to seek additional equity funding in the form of private or public offerings of its common stock.

Prospectus Summary, page 4

4. Please clarify here and where appropriate where you intend to conduct your business operations, including administrative functions, sales and marketing, and game development.

In response to this comment, we revised the referenced section of the S-1 to state that the Company intends to conduct its business operations, including administrative functions, sales, marketing, and app development from this office. We confirm both directors work remotely from various locations and have revised the S-1 to include this information.

Risk Factors

General

5. Please advise us whether you will be filing a Form 8-A registration statement under Section 12(g) of the Exchange Act prior to the effectiveness of your initial public offering registration statement on Form S-1. If not, please add a risk factor that clarifies that you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act, and that your periodic reporting obligations under Section 13(a) will be automatically suspended under Section 15(d) of the Exchange Act if you have less than 300 shareholders. Given that you only have one shareholder of record, it appears likely that your reporting obligation may be automatically suspended under Section 15(d) of the Exchange Act unless you register voluntarily under Section 12(g) of the Exchange Act.

In response to this comment, the Company intends to file a Form 8-A prior to the effectiveness of the Form S-1.

Our officers have no experience in managing a public company, …, page 10

6. You disclose that your officers have “substantial business experience” in this risk factor. However, it does not appear from the disclosure in the document that either of your officers has substantial corporate management, executive or financial experience. Please revise this risk factor accordingly to address these risks, if appropriate.

In response to this comment, we revised this risk factor to state that our officers have no experience in managing a public company, nor do they have any substantial corporate management, executive or financial experience.

Description of Business

Company Overview, page 23

7. Please revise to clarify what actions you have taken since acquiring the assets of Health & Fitness Apps and its mobile applications on May 29, 2015. According to Apple’s iTunes website, neither Muscle Manager nor Muscle Manager Pro has been updated since March 2014. On page 24, you disclose that 36,700 customers have downloaded the free Muscle Manager application and 1,150 copies of the Muscle Manager Pro application have been sold as of August 2015. In light of the lack of recent updates, it is unclear the extent to which any of these downloads and sales occurred after May 29, 2015 when the applications were acquired by Momentous. To provide context to investors, please revise to disclose your number of downloads and sales after the acquisition of these applications.

In response to this comment, the Company has been in discussions to make improvements to the app with an app development company. The Company has also been seeking to raise funds through private placements and potentially develop and acquire new apps. The Company can confirm neither Muscle Manager nor Muscle Manager Pro have been updated since March 2014. The Company has been monitoring downloads and seeking feedback from developers and consumers on how to improve and further develop the apps.

Prior to May 29, 2015, 30,500 customers had downloaded the free Muscle Manager application and 950 copies of the Muscle Manager Pro application had been sold. From May 29, 2015 to October 26, 2015, 10,600 additional customers have downloaded the free Muscle Manager application and 343 additional copies of the Muscle Manager Pro application have been sold. We have added these clarifications and details to this referenced section of the S-1.

8. Similarly, please revise your Description of Business section to clarify what development, marketing, and operating activities related to Muscle Manager or Muscle Manager Pro have been performed by Momentous since May 29, 2015.

In response to this comment, the Company has been in discussions with a third party developer since May 29, 2015, regarding developments and improvements, the costs to implement these improvements and the time line to implement the improvements to both of our apps.

These improvements include (but are not limited to):

1)	Develop a feature that provides the user with suggested exercises once a particular muscle/muscle group is chosen. Also to include the ability to show exercises previously completed to explain users delayed onset muscle soreness (DOMS). This feature would also record previous exercises completed by the user to allow progress tracking and progress reports. The cost of these additions would be approximately $25,000 and take two months to implement.
2)	Add a ‘shuffle’ feature in which the app randomly suggests a full body exercise program for any given day as opposed to ‘shuffling’ between the same muscle groups as the app currently does. This would cost approximately $7,600 and would take two weeks to implement.
3)	Include the ability for users to share completed training programs via social media/networking, such as Strava, map My Run, My Fitness Plan, Twitter, Instagram and Facebook. This allows people to share their work-outs and also promotes the app. This would be achieved within a few days and would cost approximately $2,000.
4)	Add a function that allows the recording or cardiovascular exercises. This feature would cost approximately $9,000 and would take a month to implement.

We intend to use any proceeds raised in the offering to pay for the development of these features/improvements. If insufficient funds are raised James Horan will fund the development via loans to the company, in an amount not to exceed $50,000 during the next twelve (12) months. It is expected the development work will begin shortly after the offering closes.

Our Products, page 24

9. Please revise to explain the differences between Muscle Manager and Muscle Manager Pro and your strategies, if any, to convert free users to be paid users. Also, please clarify whether there are additional revenue streams related to these applications beyond sales of Muscle Manager Pro.

In response to this comment, the ‘Lite’ version limits the number of exercises consumers can view, for example all neck exercises are only available for consumers who upgrade to the Pro version. Users of the ‘Lite’ version are also unable to view the tracking of back exercises. The Company does not currently have any other revenue streams apart from those generated by the sales of Muscle Manager Pro.

Manufacturing, page 25

10. On pages 24 and 25, you describe the development of your apps to third party providers. Please revise to provide more information about these developers, including what current relationship, if any, you have with any of them and describe the material terms of your arrangements with them. For example, it is unclear whether these developers are located in the United Kingdom, the United States, or other locations. Please also describe the last project they performed for Momentous.

In response to this comment, we have revised the referenced section to state that the Company currently outsources the development of its apps to third party providers located in the United Kingdom with whom the Company has signed non-disclosure agreements. Agreements with developers are strictly on an invoice basis. The Company has been discussing the improvements and additions to be implemented with these providers and negotiating costing and time lines with them. It is possible that the Company will seek quotations from other third party providers from the U.S. and India.

11. Please revise to clarify whether the developer, Mr. Horan, or Momentous owns the intellectual property related to your mobile applications.

In response to this comment, we have revised the referenced section to state that the Company owns all of the intellectual property related to its mobile applications.

Government Regulations, page 26

12. If offering proceeds will be located in United Kingdom or a non-U.S. country, please revise to clarify whether there are any restrictions to repatriate any assets or funds to U.S. investors through liquidation or dividends, or to remit funds to pay U.S.-related expenses such as taxes or SEC reporting compliance expenses.

In response to this comment, we are not aware of restrictions to repatriate any assets or funds to U.S. investors through liquidation or dividends or to remit funds to pay U.S.-related expenses.

Description of Property, page 26

13. Your disclosure on page 26 indicates that you “maintain [y]our corporate office at Suite 3, 3rd Floor, 148 Cambridge Heath Road, London, E1 5QJ, United Kingdom.” Please describe the nature of your office at this location. If this address is merely a private mailbox facility or mail forwarding service, please revise to clarify and describe where your operations and/or corporate business are performed.

In response to this comment, the address is a professional mail forwarding office who offer an office space bookable in advance. As Mr. Ogden and I only work on this part time the majority of our work is done remotely (home, coffee shops, hotels etc), also the majority of development work is conducted at the offices of the third party developers.

Rule 144 Shares, page 27

14. Please revise this discussion to reflect that you are a shell company and that as such, holders of your restricted securities will not be able to sell their securities in reliance on Rule 144 until such time, if ever, as you meet the requirements of Rule 144(i)(2). Alternatively, tell us why you do not believe you are a shell company as defined in Rule 405 of Regulation C, and in particular how you concluded that your operations are greater than nominal.

In response to this comment, we have revised the referenced section to state that: Rule 144 is not available to shareholders of an issuer that is deemed to be a “shell company” as such term is defined in Rule 405 under Regulation C promulgated by the SEC under the Securities Act of 1933. Briefly, a company that has nominal assets (not including cash) and nominal operations is deemed to be a shell company. Our company currently meets this definition of a shell company and as such, holders of shares of our common stock, other than shares sold pursuant to this registration statement, would not be able resell such shares pursuant to Rule 144 until one (1) year from the date that the company ceases to be a shell company. In addition to either acquiring more than nominal assets or having more than nominal operations, we also would need to file with the SEC the information that would be required to be filed in a Form 10 registration statement in order to no longer be considered a shell company and commence the aforementioned one (1) period of time. Since we cannot predict when we will acquire more than nominal assets or have more than nominal operations, we are unable to estimate when Rule 144 will be available to our shareholders.

Management’s Discussion and Analysis or Plan of Operation

Our Plan for the Next 12 Months, page 29

15. In light of your disclosures on page 4 that you need to raise at least 25% of the maximum offering amount “to meet [y]our financial obligations,” please revise this section to clarify your business plans should you raise only $40,000 in net offering proceeds.

In response to this comment, the Company has revised this section to clarify the Company’s business plan should the Company only raise $40,000 in net offering proceeds.

Directors, Executive Officers, page 33

16. Please revise to clarify the current role of Andrew Brown with Momentous. You describe Mr. Brown as a former CFO, Secretary and Director, but he is listed as an officer in your table on page 33, while the table excludes your current Secretary, Treasurer and Director Nooroa Ogden. Also, you describe why you believe Mr. Brown is qualified to be a director on page 33, but it is not clear whether Mr. Brown is currently a director of Momentous. Please clarify.

In response to this comment, on September 15, 2015, the Board of Directors received the resignation of Andrew Brown as Chief Financial Officer, Secretary, Treasurer and Member of the Board of Directors of the Company.  On September 15, 2015, the Board of Directors appointed Nooroa Ogden to fill the roles of Secretary, Treasurer, Chief Financial Officer, and Director of the Company.

We have removed from this section all references to Mr. Brown as he is no longer an officer or director of the Company.

Certain Relationships and Related Transactions, page 37

17. Please revise to describe the circumstances and details of how the amounts due to your director arose. For example, please revise to identify the director that is owed $13,320 as of May 31, 2015, the source of this obligation (i.e. whether the director in question paid for expenses for Momentous directly), how the loan proceeds were used by Momentous, and the timing and amounts of the funds loaned. Further, please update these related party transactions through the most recent date practicable. Also, please advise us whether the informality and related party nature of this loan hinders your ability to collect these amounts from your director.

In response to this comment, the amount due to the director is related to development of the app prior to the Company acquiring it from the director. The director also paid for legal and audit fees which are shown as advances from related party.

18. Please describe all transactions related to Momentous that were paid out of or into the personal bank account of Mr. Horan or other officers/directors.

In response to this comment, Mr. Horan received all revenues in respect of sales from the apps until the Company’s bank account was opened on September 28, 2015. In respect of expenses, professional fees in relation to incorporation, the audit to May 31, 2015 and the filing of our S-1, general and administrative costs including, licenses, domain registration and office supplies we paid by Mr. Horan which are shown as advances from related party.

19. Please advise whether you have any promoters, and if so, provide the disclosure called for by Item 404(c) of Regulation S-K. Please refer to Rule 405 of Regulation C. Also, please clarify whether you consider Andrew Brown a promoter of Momentous.

In response to this comment, the Company considers James Horan and Nooroa Ogden to be promoters of the Company and considers Andrew Brown to previously be a promoter of the company.

In addition, enclosed herewith please an acknowledgement letter from the Company.

Sincerely,

/s/ James Horan

James Horan

Enclosures:

Acknowledgment by the Company